UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces Total Passenger Traffic up 13.9% Year over Year

Mexico City, January 6th, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of December 2003 increased by 13.9 percent from the comparable period last year.

All figures in this announcement reflect comparisons between the 35-day period from November 26 through December 30, 2003, and the equivalent 35-day period last year from November 27 through December 31, 2002. Transit and general aviation passengers are excluded.

Airport	December 2002	December 2003	% Change

Cancún	731,854	847,435	15.8
Cozumel	35,361	37,800	6.9
Huatulco	28,120	27,863	(0.9)
Merida	87,603	95,422	8.9
Minatitlan	13,114	13,389	2.1
Oaxaca	45,978	47,948	4.3
Tapachula	20,057	21,632	7.9
Veracruz	46,919	47,380	1.0
Villahermosa	48,336	65,364	35.2

ASUR Total	1,057,342	1,204,233	13.9

— More —

By week, ASUR’s total passenger traffic from November 26 through December 30, 2003 varied year-over-year as follows:

•	Increased by 12.1 percent for the seven-day period from November 26 through December 2;
•	Increased by 12.7 percent for the seven-day period from December 3 through 9;
•	Increased by 14.8 percent for the seven-day period from December 10 through 16;
•	Increased by 13.7 percent for the seven-day period from December 17 through 23; and
•	Increased by 15.8 percent for the seven-day period from December 24 through 30.

Airport	% Change November 26 thru December 30, 2003 vs. November 27 thru December 31, 2002
	November 26 to December 2 7 Days	December 3 to 9 7 Days	December 10 to 16 7 Days	December 17 to 23 7 Days	December 24 to 30 7 Days
Cancun	13.2	15.0	18.1	15.2	17.4
Cozumel	(3.4)	(7.7)	(1.3)	18.9	20.7
Huatulco	10.1	2.8	(1.4)	(1.7)	(7.6)
Merida	8.6	9.8	8.7	7.5	10.3
Minatitlan	14.8	(0.4)	6.2	(10.7)	(0.5)
Oaxaca	0.8	2.5	6.3	3.2	8.9
Tapachula	12.1	14.1	2.3	2.0	12.5
Veracruz	4.1	(3.1)	1.1	7.6	(5.8)
Villahermosa	33.0	32.9	30.5	37.3	44.0

ASUR Total	12.1	12.7	14.8	13.7	15.8

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

— ENDS —

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V. By: /s/ Adolfo Castro Rivas Name: ADOLFO CASTRO RIVAS Title: Director of Finance

Date: January 7, 2004